UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MANCAN Wine, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Ohio
>
> ***Date of organization***
> November 7, 2014

Physical address of issuer
1455 W. 29th Street, Cleveland, OH 44113

Website of issuer
https://grahamandfisk.com/

Current number of employees
8

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$893,875.39	$937,469.37
Cash & Cash Equivalents	$176,757.92	$55,437.60
Accounts Receivable	$137,452.73	$168,674.99
Short-term Debt	$951,651.25	$446,145.51
Long-term Debt	$200,865.64	$446,145.51
Revenues/Sales	$1,358,601.22	$1,207,603.91
Cost of Goods Sold	$688,691.48	$616,649.00
Taxes Paid	$39,000.00	$0.00
Net Income	-$863,496.70	-$1,794,286.48


April 28, 2023

FORM C-AR

MANCAN Wine, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by MANCAN Wine, LLC, a Ohio limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at thecut.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

MANCAN Wine, LLC (the "Company") is a Ohio Limited Liability Company, formed on November 7, 2014. The Company is currently also conducting business under the name of d/b/a, Firehouse Can Co. and Graham and Fisk's Wine-In-A-Can .

The Company is located at 1455 W. 29th Street, Cleveland, OH 44113.

The Company's website is https://grahamandfisk.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on H. Fisk Biggar is the President. The Company has or intends to enter into employment agreements with Fisk Biggar although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of H. Fisk Biggar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are heavily dependent on our distributors.

In the United States where substantially all of our wine is sold, we sell wine to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing wine brands, as well as national wine brands, and are to varying degrees influenced by their continued business relationships with other wine makers. Our independent distributors may be influenced by a large winery, particularly if they rely on that winery for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our winery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Historical revenue is very lumpy month to month.

This lumpiness in revenue may lead to uncertainty in predicting future revenue. This may further exasperate any cash constraints the Company faces now or in the future.

MANCAN Wine faces competition from other companies in the canned wine space.

Existing companies that engage in the canned wine business or are within the beverage space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact MANCAN's growth.

MANCAN Wine anticipates heavily maintain its burn rate from ~$60K/mo, largely to fund marketing.

If the Company is unable to meet its projected revenue targets this elevated spend may quickly reduce the Company's runway.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a brand or product. We work collaboratively with our customers to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is shopping in the store. We must also win the 'second moment of truth' - when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.' 'We develop and distribute our wine to serve diverse audiences worldwide. We manage our brands with creativity, expertise and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to: * expand, enhance and evolve our brands by creating and acquiring popular content and other interactive experiences, building new networks and digital properties and innovating in other forms of entertainment; * foster a creative, dynamic and diverse corporate culture that reflects the diverse audiences we serve and strengthens our position as a leader; * deepen our connection with audiences by investing wisely in content that fits our core businesses and brand portfolios and resonates with targeted audiences; * fuel organic growth by developing products with local and regional appeal; * drive efficiencies, execute strategies and maintain a strong financial position through operational discipline; and * generate significant long-term value for our stockholders.

The Company's Products and/or Services

Product / Service	Description	Current Market
MANCAN Wine	MANCAN Wine produces high quality wine in a can. We were deliberately non-varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, and "fizzy" wine and will be adding a rose as well.	US wine drinkers.
Graham+Fisk's Wine-In-A-	We were deliberately non-	US Wine drinkers

Can	varietal and non-vintage, instead opting for a universally drinkable wine that can deliver an identical flavor profile year after year. We have a simple lineup of red, white, white with bubbles and rosé with bubbles.	

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers.

MANCAN Wine is distributed across the country via the three-tiered alcohol distribution system. Additionally, the company sells products through several direct to consumer channels.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known national wine brands. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe the brand we've built as the first exclusively wine in a can company and our vessel sizes position us well in the canned wine market.

Customer Base

Our customers are primarily wine drinkers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4871578	IC 033: Wine	MANCAN	August 15, 2014	December 15, 2015	USA

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1455 W. 29th Street, Cleveland, OH 44113

The Company has the following additional addresses: We lease warehouse space in CA for our finished product: Valley Wine Warehouse 175 Tower Road, American Canyon, CA 94503. We also lease a warehouse at 4227 Cyrano Ct. Cleveland, OH 44113.

The Company conducts business in Arizona, California, Colorado, Florida, Georgia, Iowa, Illinois, Indiana, Louisiana, Maine, Massachusetts, Michigan, Texas, Vermont, Virginia, Wisconsin, and Almost Every State in the USA.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers, Directors & Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

H. Fisk Biggar

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member; President: January 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO - MANCAN Wine - January 2015 - Present VP Corporate Development and GM Whim Travels - The Quintess Collection - January 2016 - September 2016 Director of Channel Sales - The Quintess Collection - November 2012 - January 2016

Name

Graham Veysey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO - September 2015 - 2022 Board Member 2022-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO - MANCAN Wine - September 2015 – Jan 2022, Principal - North Water Partners - January 2009 - Present

Name

Matt Durbin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Consultant 2019-present Board Member 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner, Durbin Consulting Group – 2016-present

Name

George Sent

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 2022-present

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing Director, Cascadia Capital Group 2018-Present

Name

Charlie Horsey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 2021-present

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Consultant 2020 – Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class E LLC/Membership Interests
Amount outstanding	3,256
Voting Rights	Convertible Class Prorata voting rights
Anti-Dilution Rights	Preemptive Rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of membership interests will dilute the securities into which the Crowd Notes convert.
Difference between these securities and the Securities issued pursuant to Regulation CF	Membership interests are equity securities of the Company, while the Crowd Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Class D LLC/Membership Interests
Amount outstanding	450
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of membership interests will dilute the securities into which the Crowd Notes convert.
Difference between these securities and the Securities issued pursuant to Regulation CF	Membership interests are equity securities of the Company, while the Crowd Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Class A LLC/Membership Interests
Amount outstanding	610
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of membership interests will dilute the securities into which the Crowd Notes convert.
Difference between these securities and the Securities issued pursuant to Regulation CF	Membership interests are equity securities of the Company, while the Crowd Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Class C LLC/Membership Interests
Amount outstanding	1,967
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of membership interests will dilute the securities into which the Crowd Notes convert.

Difference between these securities and the Securities issued pursuant to Regulation CF	Membership interests are equity securities of the Company, while the Crowd Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Class B Options
Amount outstanding	1,512
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If/when the Options are exercised, they will dilute the securities into which the Crowd Notes convert.
Difference between these securities and the Securities issued pursuant to Regulation CF	Options convert into equity securities of the Company when exercised by the holder, while the Crowd Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Crowd Notes
Amount outstanding	425,837
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	SBA
Amount outstanding	$199,000.00
Interest rate and payment schedule	3.25%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	October 1, 2052
Other material terms	N/A

Type of debt	Convertible Note
Name of creditor	Accredited Investors
Amount outstanding	$698,453.54
Interest rate and payment schedule	6%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	March 31, 2023
Other material terms	N/A

The total amount of outstanding debt of the company is $898,453.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	395	$1,071,442.19	Inventory, SGA	January 1, 2017	Section 4(a)(2)
Crowd Notes	425,837	$425,837.75	Inventory, SGA, Marketing	January 17, 2018	Regulation CF
LLC/Member	2,554	$2,000,000.0	Inventory,	January 15,	Section 4(a)

ship Interests		0	SGA, Marketing	2021	(2)
Convertible Notes	N/A	$698,454.11	Inventory, SGA, Marketing	January 31, 2022	Section 4(a) (2)

Ownership

A majority of the Company is owned by Sparkman Investment Partners and the two founders: Fisk Biggar and Graham Veysey.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sparkman Investment Partners	29.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from our wine products. For the year ended December 31, 2022, we recorded revenue of $1,358,601, and a net loss of $863,496.78 . For the year ended December 31, 2021, we recorded revenue of $1,207,603.91, and net loss of $1,794,286.48. We are continuing to see growing demand from retailers for our category of products resulting in expanded placements with key retail partners. For the year ended December 31, 2022, The company reduced year over year losses by focusing on a reduction in expenses, primarily those incurred from marketing activities. Meanwhile, we have also seen significant increases to our outbound shipping expenses due to the increase in the volume of our direct-to-consumer channel and overall inflationary pressures.

_____

Liquidity and Capital Resources

On January 17, 2020 the Company conducted an offering pursuant to Regulation CF and raised $425,837.75.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

In Q1 2021, the company formally closed a funding round that raised $2,000,000.00 in equity financing.

In Q1 of 2022, the company formally closed a funding round that raised an additional $700,000 in debt financing via a Convertible Note. Additionally, in Q2 2022 the company closed on an SBA EIDL loan of $199,000.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost

opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Hamilton Biggar
(Signature)

Hamilton Biggar
(Name)

President/COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Hamilton Biggar
(Signature)

Hamilton Biggar
(Name)

President/COO
(Title)

4/28/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Hamilton Biggar, being the founder of MANCAN Wine, LLC, a Limited Liability Company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Hamilton Biggar
(Signature)

Hamilton Biggar
(Name)

President/COO
(Title)

4/28/23
(Date)

EXHIBIT A

Financials Statements

MANCAN WINE LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Clearco - Funds	0.37
Petty Cash Account	0.00
Shopify Escrow	0.00
US Bank Checking Account	176,757.55
Total Bank Accounts	**$176,757.92**
Accounts Receivable	
Accounts Receivable	137,452.73
Total Accounts Receivable	**$137,452.73**
Other Current Assets	
Groupon Reserve	0.00
Inventory Asset	0.00
Dry Goods	39,161.65
Finished Goods	252,717.22
Inventory Reserve	-35,675.69
Inventory-On-Consignment	0.00
Work In Progress	225,649.14
Total Inventory Asset	**481,852.32**
Payroll Refunds	261.04
Prepaid Expenses	37,619.24
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$519,732.60**
Total Current Assets	**$833,943.25**
Fixed Assets	
Accumulated Depreciation	-37,127.36
Automobiles & Trucks	8,711.92
Computer & Office Equipment	1,961.68
Fixed Asset	0.00
Machinery & Equipment	29,498.14
Promotional Asset	6,732.08
Total Fixed Assets	**$9,776.46**
Other Assets	
Accumulated Amortization	-41,311.08
Investment Fees	56,290.20
Security Deposit	850.00
Start-Up Costs	34,326.56
Total Other Assets	**$50,155.68**

MANCAN WINE LLC

Balance Sheet

As of December 31, 2022

	TOTAL
TOTAL ASSETS	**$893,875.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	158,911.90
Total Accounts Payable	**$158,911.90**
Credit Cards	
Credit Card	17,796.16
Total Credit Cards	**$17,796.16**
Other Current Liabilities	
Accrued Expenses	37,034.26
Accrued Payroll - Timing	12,632.50
Arizona Department of Revenue Payable	0.00
Bank Loans Payable	
Westfield Bank	15,834.00
Total Bank Loans Payable	**15,834.00**
California Department of Tax and Fee Administration Payable	0.00
Colorado Department of Revenue Payable	50.94
Comptroller of Maryland Payable	168.36
Connecticut Department of Revenue Services Payable	96.48
Convertible Note 2021	698,453.54
Direct Deposit Payable	0.00
Florida Department of Revenue Payable	294.75
Georgia Department of Revenue Payable	0.00
Hawaii Department of Taxation Payable	0.00
Idaho State Tax Commission Payable	0.00
Illinois Department of Revenue Payable	77.85
Iowa Department of Revenue Payable	48.48
Kansas Department of Revenue Payable	0.00
Loan - Fisk Biggar	0.00
Loan - Grammar Properties	0.00
Loan - Hingetown	0.00
Loan - OCF	-0.20
Loan- NWP	0.00
Loan- Striebinger	0.00
Maine Revenue Services Payable	0.51
Massachusetts Department of Revenue Payable	70.90
Michigan Department of Treasury Payable	86.93
Minnesota Department of Revenue Payable	77.78
Missouri Department of Revenue Payable	14.48

MANCAN WINE LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Nebraska Department of Revenue Payable	8.09
Nevada Department of Taxation Payable	0.00
New Jersey Division of Taxation Payable	0.59
New Mexico Taxation and Revenue Department Payable	15.68
New York Department of Taxation and Finance Payable	216.10
North Carolina Department of Revenue Payable	150.91
North Dakota Office of State Tax Commissioner Payable	6.21
Ohio Department of Taxation Payable	0.00
Oklahoma Tax Commission Payable	59.06
Out Of Scope Agency Payable	0.89
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Medical Mutual	0.00
OH Income Tax	558.66
OH Local Tax	515.88
OH Unemployment Tax	0.00
Order	
P201900683 Case #	0.00
7118884977	0.00
Total P201900683 Case #	**0.00**
Total Order	**0.00**
Pre-Tax HSA	675.00
Prepaid Payroll	0.00
TX Unemployment Tax	0.00
Total Payroll Liabilities	**1,749.54**
Pennsylvania Department of Revenue Payable	0.00
PPP Loan	0.00
Sales Tax Payable	7,619.70
South Carolina Department of Revenue Payable	0.00
South Dakota Department of Revenue Payable	0.00
Tennessee Department of Revenue Payable	146.98
Texas State Comptroller Payable	0.00
Vermont Department of Taxes Payable	0.00
Virginia Department of Taxation Payable	0.00
Washington State Department of Revenue Payable	0.00
West Virginia State Tax Department Payable	1.40
Wisconsin Department of Revenue Payable	26.48
Wyoming Department of Revenue Payable	0.00
Total Other Current Liabilities	**$774,943.19**
Total Current Liabilities	**$951,651.25**

MANCAN WINE LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Deferred Comp-Officer	0.00
EIDL Loan	199,000.00
Accrued Interest	1,865.64
Total EIDL Loan	**200,865.64**
Total Long-Term Liabilities	**$200,865.64**
Total Liabilities	**$1,152,516.89**
Equity	
Opening Balance Equity	0.00
Partner's Equity	
Founders Equity	
Biggar Equity	0.00
GFV Equity	0.00
M. Clark Equity	0.00
Total Founders Equity	**0.00**
Series A Partners	0.00
A. Shorts	14,000.00
C. Chen	33,750.00
CanCo	460,166.00
Hariss	11,083.00
J Vaught	33,750.00
J. Anderson	60,833.00
J. Feighan	70,000.00
Jamal Parker	13,542.00
JHAC	300,000.00
R. Adler	34,792.00
Sheahan	26,536.19
Smalley Trust	70,000.00
Taylor Davis	85,667.00
Wang	55,417.00
Total Series A Partners	**1,269,536.19**
Series D Conversion	
N/P Graham Veysey	25,298.77
N/P Hamilton Biggar	1,996.23
N/P JHAC	252,083.00
N/P Sheahan	53,333.00
N/P Shields	10,708.00
N/P-Celeste	25,823.00
N/P-Michael Veysey	84,333.00
N/P-Smalley	53,333.00
N/P-Smalley Trust	53,333.00

MANCAN WINE LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Series D Conversion	**560,241.00**
Total Partner's Equity	**1,829,777.19**
Retained Earnings	-4,141,558.30
Series E Partners	
Convertible-Seed Inv.	19,486.54
Graham Veysey	166,096.65
Hamilton Biggar	50,006.81
Loan Neistat	63,010.18
New Direction IRA	276,700.54
R Smalley	113,030.38
Schullman	62,804.12
Sparkman Investment Group	2,165,501.09
Total Series E Partners	**2,916,636.31**
Net Income	-863,496.70
Total Equity	**$ -258,641.50**
TOTAL LIABILITIES AND EQUITY	**$893,875.39**

MANCAN WINE LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	0.00
Direct-To-Consumer	404,895.49
International/Cruise/Airline	16,846.80
Online Income	0.00
Wholesale	936,858.93
Total Sales	**1,358,601.22**
Sales of Product Income	-2,496.00
Shipping Income	17,525.47
Uncategorized Income	0.00
Total Income	**$1,373,630.69**
Cost of Goods Sold	
Cost Of Goods Sold	0.00
Direct-To-Consumer - COGS	158,639.06
International/Cruise/Airline - COGS	12,199.79
Wholesale - COGS	450,629.75
Total Cost Of Goods Sold	**621,468.60**
Inventory Shrinkage	4,315.77
Inventory Waste (obsolete)	21,173.06
Packaging Materials	41,734.05
Total Cost of Goods Sold	**$688,691.48**
GROSS PROFIT	**$684,939.21**
Expenses	
Advertising Expense	
Marketing Expense	0.00
Brand Activation/Photo Shoots/MAP	722.56
Contributions	2,648.76
E-Commerce Marketing	86,850.35
Events	500.00
General POS Off Premise	6,335.13
Local Advertising	16,344.30
Off Premise	15,520.90
On Premise	42,637.28
Samples	20,525.87
Trade Shows	28,358.18
Website	6,572.73
Total Marketing Expense	**227,016.06**
Total Advertising Expense	**227,016.06**

MANCAN WINE LLC

Profit and Loss

January - December 2022

	TOTAL
Auto/Truck Expense	1,152.89
Gas	30.06
Mileage	0.00
Total Auto/Truck Expense	**1,182.95**
Bank Charges	9,148.12
Business License & Fees	24,503.55
Dues and Subscriptions	13,206.66
Insurance	
D&O Insurance	4,663.54
General Liability Insurance	13,774.07
General Umbrella Insurance	4,572.70
Health Insurance	7,142.87
Total Insurance	**30,153.18**
Logistics	
FedEx Shipments	132,735.50
Outbound Shipping	48,409.43
Total Logistics	**181,144.93**
ManCan - Inventory Write-Down	32,933.81
Meals And Entertainment	4,272.38
Merchant Fees	12,055.81
Office Supplies	2,908.08
Postage and Delivery	834.72
Total Office Supplies	**3,742.80**
Payroll Expenses	-15.00
Sales Commission (Inside)	6,599.90
Sales Commission (outside reps)	704.77
Taxes	32,610.10
Wages	0.00
Wages - Exec	113,963.11
Wages - Team	275,610.76
Wages - Team Bonus Pool	11,279.62
Worker's Compensation	3,389.20
Total Payroll Expenses	**444,142.46**
Printing and Reproduction	124.96
Professional Fees	
Broker Commissions	1,588.52
Broker Consulting Fee	10,500.00
Consulting Fees	150,493.48
DCG Consulting Fees	150,000.00
Project Management	0.00
Total Professional Fees	**312,582.00**

MANCAN WINE LLC

Profit and Loss

January - December 2022

	TOTAL
Rent	24,310.00
Storage	125,414.89
Supplies	252.29
Taxes - Other	38,469.23
Taxes - Sales	509.12
Telephone	744.32
Travel	30,290.70
Uncategorized Expense	1,316.69
Utilities	5,638.96
Total Expenses	**$1,523,155.87**
NET OPERATING INCOME	**$ -838,216.66**
Other Income	
Other Income	98,202.54
Total Other Income	**$98,202.54**
Other Expenses	
Amortization Exp.	6,041.04
Depreciation	3,910.20
Preferred Return (Interest) Expense	
Series E Preferred Return Expense	113,531.34
Total Preferred Return (Interest) Expense	**113,531.34**
Total Other Expenses	**$123,482.58**
NET OTHER INCOME	**$ -25,280.04**
NET INCOME	**$ -863,496.70**